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Pan American Silver Completes Acquisition of Tahoe Resources

Vancouver, B.C. – February 22, 2019 - Pan American Silver Corp. (“Pan American” or the “Company”) (NASDAQ:PAAS) (TSX:PAAS) and Tahoe Resources Inc. (“Tahoe”) (TSX:THO) (NYSE: TAHO) today completed the previously announced transaction (the “Arrangement”) whereby Pan American acquired all of the issued and outstanding shares of Tahoe.

Michael Steinmann, President and Chief Executive Officer of Pan American Silver, said: "The completion of the Arrangement establishes the world's premier silver mining company with an industry-leading portfolio of assets, a robust growth profile and attractive operating margins. We are also now the largest publicly traded silver mining company by free float, offering silver mining investors enhanced scale and liquidity."

Added Mr. Steinmann: "We have a 25-year track record in Latin America of building successful partnerships with the communities around our operations, respecting the diversity of local populations and safeguarding the natural environment. We welcome the opportunity to work with local communities around the new operations for the benefit of all stakeholders."

Results of elections by Tahoe shareholders
Pursuant to the Arrangement, Tahoe shareholders had the right to elect to receive either US$3.40 in cash (the “Cash Election”) or 0.2403 of a Pan American share (the “Share Election”) for each Tahoe share, subject in each case to pro-ration based on a maximum cash consideration of US$275 million and a maximum number of Pan American shares issued of 56.0 million. Tahoe shareholders who did not make an election by the deadline of 4:30 pm EST on January 3, 2019 were deemed to have made the Share Election.

The following elections were made:

•	holders of 23,661,084 Tahoe shares made the Cash Election; and

•	holders of 290,226,406 Tahoe shares made, or were deemed to have made, the Share Election.

Since the aggregate number of Tahoe shares in respect of which Cash Elections were made is less than the Aggregate Cash Consideration (as defined in the Arrangement agreement dated as of November 14, 2018 among Pan American, Tahoe and 0799714 B.C. Ltd.), holders of Tahoe shares who made or were deemed to have made the Share Election are subject to pro-ration in the manner described in Tahoe's management information circular dated December 4, 2018 and will receive consideration per Tahoe share of approximately 19.7% in cash (US$0.67) and approximately 80.3% in Pan American shares (0.1929 of a Pan American share). Tahoe shares in respect of which Cash Elections were made will receive all cash consideration.

In addition, Tahoe shareholders received contingent consideration in the form of one contingent value right ("CVR") for each Tahoe share. Each CVR will be exchanged for 0.0497 of a Pan American share upon first commercial shipment of concentrate following restart of operations at the Escobal mine. The CVRs are transferable and have a term of 10 years.

In aggregate, Pan American will pay US$275 million in cash and issue 55,990,512 Pan American shares and 313,887,490 CVRs to Tahoe shareholders under the Arrangement. Upon closing of the Arrangement, existing Pan American and former Tahoe shareholders own approximately 73% and 27% of Pan American, respectively. Upon satisfaction of the payment conditions under the terms of the CVRs, Pan American and Tahoe shareholders will own approximately 68% and 32%, respectively, of the combined company (based upon the number of Pan American shares outstanding as at today’s date).

C. Kevin McArthur and Charles A Jeannes appointed to Pan American Board
Under the Arrangement, Tahoe was entitled to nominate two of its directors to join Pan American’s Board of Directors. Tahoe has nominated Messrs. C. Kevin McArthur and Charles A. Jeannes. Effective today, Messrs. C. Kevin McArthur and Charles A. Jeannes joined Pan American’s Board of Directors.
"Kevin and Chuck are seasoned mining executives with deep knowledge of the precious metals industry. I warmly welcome them to Pan American's Board of Directors," said Mr. Ross J. Beaty, Chairman of Pan American.

Increase to, and drawdown under, Pan American’s revolving credit facility
Pan American is also pleased to announce that it has amended and extended its revolving credit facility led by The Bank of Nova Scotia and the Canadian Imperial Bank of Commerce as Joint Lead Arrangers and Joint Bookrunners. The facility has been increased by US$200 million to US$500 million, and matures on February 1, 2023. At Pan American’s option, amounts can be drawn under the revolving facility and will incur interest based on the Company’s leverage ratio at either (i) LIBOR plus 1.875% to 2.750% or; (ii) The Bank of Nova Scotia’s Base Rate on U.S. dollar denominated commercial loans plus 0.875% to 1.750%. Undrawn amounts under the revolving facility are subject to a stand-by fee of 0.4219% to 0.6188% per annum, dependent on the Company’s leverage ratio.

Pan American has drawn down US$301 million under the facility under LIBOR-based interest rates to fund, in part, the cash purchase price under the Arrangement and to repay, in full, and cancel Tahoe’s second amended and restated revolving facility, under which US$125 million had been drawn.

Delisting of Tahoe shares
The shares of Tahoe are expected to be delisted from the Toronto Stock Exchange as of the closing of the market on February 26, 2019 and on the New York Stock Exchange effective as of the closing of the market on March 4, 2019, subject to the approval of each exchange. Pan American has applied for Tahoe to cease to be a reporting issuer under applicable Canadian securities laws and will file to suspend Tahoe’s reporting obligations under U.S. securities laws.

About Pan American
Pan American is the world’s second largest primary silver producer, providing enhanced exposure to silver through a diversified portfolio of assets, large reserves and growing production. We own and operate mines in Mexico, Peru, Canada, Argentina and Bolivia. In addition, we own the Escobal mine in Guatemala that is currently not operating. Pan American maintains a strong balance sheet, has an established management team with proven operating expertise, and is committed to responsible development. Founded in 1994, Pan American is headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".

For more information, visit: www.panamericansilver.com.

For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things, our growth profile and opportunities as a result of the Arrangement, the restart of the Escobal mine and production from such mine, first commercial shipment of concentrate from Escobal following restart of operations and the conversion and exchange of the CVRs following such an event, the ownership proportions of the shareholders following exchange of the CVR for Pan American shares, delisting of the Tahoe shares from the Toronto Stock Exchange and the New York Stock Exchange, Tahoe ceasing to be a reporting issuer under applicable Canadian securities laws, Tahoe ceasing to be a registrant under U.S. securities laws and Pan American’s production growth.
These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies.
The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the outcome of the ILO 169 consultation process and the Company’s community engagement in Guatemala; the ability of Pan American to successfully integrate Tahoe’s operations and employees and realize synergies and cost savings at the times, and to the extent, anticipated; the potential impact of the Arrangement on relationships, including with regulatory bodies, employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; compliance with extensive government regulation; and the diversion of management time on the integration of Tahoe’s operations. Such factors include those factors identified under the caption “Risks Related to Pan American’s Business” in the Company’s most recent form 40-F and Annual Information Form, as well as those factors identified in the section entitled "Risk Factors" in the Company's management information circular dated December 4, 2018 with respect to the Arrangement, each filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management’s current views of our near and longer term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

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